Exhibit 99.4

SF RESERVED MATTERS LETTER AGREEMENT

This SF RESERVED MATTERS LETTER AGREEMENT (this “Agreement”), dated as of  March 13, 2024, is entered into by and between Stephen Fitzpatrick (the “Rights Holder”) and Vertical Aerospace Ltd., a Cayman Islands exempted company incorporated with limited liability (the “Company”). The Rights Holder and the Company shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Investment Agreement (as defined below).

WHEREAS, the Company and Imagination Aero Investments Limited, a company incorporated in England and Wales (the “Investor”), entered into that certain Investment Agreement dated as of  February 22, 2024, pursuant to which the Investor agreed to make an investment of up to $50,000,000 into the Company by way of a subscription for Ordinary Shares and Warrants (the “Investment Agreement”).

NOW, THEREFORE, in consideration of the investment made by the Investor, an Affiliate (as defined below) of the Rights Holder, the Parties hereby agree as follows:

1.            Definitions. For purposes of this Agreement:

(a)          the term “Affiliates” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person;

(b)           the term “Articles” means the memorandum and articles of association of the Company in effect from time to time;

(c)           the term “Board” means the Company’s board of directors; and

(d)          the term “Business Day” means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorised or obligated by law to close in London, England, the Cayman Islands and New York City.

2.            Consent of the Rights Holder.

(a)           So long as the Rights Holder holds, directly or indirectly through his Affiliates, greater than 10% of the Ordinary Shares issued and outstanding, the Company shall not propose the adoption of any amendment to the Articles that, once adopted, will materially and adversely affect the rights of the Rights Holder in respect of the appointment and removal of directors as set forth in the Articles, unless the Rights Holder delivers a prior written consent to the Company.

(b)           So long as the Rights Holder holds, directly or indirectly through his Affiliates, greater than 25% of Ordinary Shares issued and outstanding, the Company shall not take any action to increase the maximum number of directors that can sit on the Board as set out in the Articles, unless the Rights Holder delivers a prior written consent to the Company.

3.           Veto Right of the Rights Holder. So long as the Rights Holder holds, directly or indirectly through his Affiliates, greater than 50% of Ordinary Shares issued and outstanding, the Rights Holder shall have a right to veto:

(a)           the Board’s appointment of any individual to serve as the chair of the Board; and

(b)          any issuance by the Company of Ordinary Shares or new instruments convertible into or exchangeable or exercisable for Ordinary Shares, following which:

(i)            the Rights Holder, directly or indirectly through his Affiliates, would own less than 50.1% of the Company’s issued and outstanding Ordinary Shares immediately following such issuance; or

(ii)           the Rights Holder, directly or indirectly through his Affiliates, would own less than 50.1% of the Company’s Ordinary Shares on a fully diluted basis at any time, having taken into account the exercise or exchange of all warrants, options and other similar instruments and the conversion of any outstanding convertible notes prior to their maturity date (including pursuant to any adjusted conversion mechanics as a result of such issuance and reflecting all applicable accrued interest).

4.            Board Approval and Veto Process. If the Board passes a resolution approving any of the matters set out in clause 3 above, such approval shall be conditional upon (a) the Company receiving a written notice from the Rights Holder that he will not exercise his veto right in respect of such matter approved by the Board or (b) not receiving notice of a veto from the Rights Holder in accordance with this Agreement. Promptly following the passing of such Board resolution, the Company shall deliver written notice to the Rights Holder (the “Resolution Notice”), and the Rights Holder may exercise his veto right under this Agreement by delivering written notice of his veto to the Company within five Business Days of receipt of the Resolution Notice.

5.            Current Obligations. Nothing in this Agreement shall (a) limit the performance of the Company’s outstanding contractual obligations as of January 21, 2024, or (b) give the Rights Holder any veto right over the performance of any such obligations or the issuance of any Ordinary Shares, options or other securities of the Company in accordance with applicable employee incentive plans.

6.            Miscellaneous.

(a)            Termination. This Agreement shall automatically terminate and be of no further force or effect upon such time as the Rights Holder and the Rights Holder’s Affiliates hold less than 10% of Ordinary Shares issued and outstanding, unless the Parties agree in writing to terminate this Agreement prior to such time.

(b)            Assignment. This Agreement and all obligations of the Parties are personal to the Parties and may not be transferred or delegated by the Parties at any time.

(c)            Third Parties. Nothing contained in this Agreement shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a Party.

(d)          Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of New York as applied to agreements among New York residents entered into and to be performed entirely within New York, without giving effect to any choice of law or conflict of law, provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of New York. Each Party agrees that (a) any actions or proceedings arising in connection with this Agreement shall be brought, tried and determined only in the Federal courts of the United States or the courts of the State of New York, in each case located within the City of New York and (b) it will not bring any action or proceeding relating to this Agreement in any court other than the aforesaid courts. Each Party agrees that a final order in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the order or in any other manner provided by applicable law.

(e)        WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT.

(f)           Notices. All notices and communications required or permitted hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) Business Days after the date of overnight mailing, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Company, to: Vertical Aerospace Ltd. Unit 1 Camwal Court, Chapel Street Bristol BS2 0UW United Kingdom ##################	With a copy to (which shall not constitute notice): Latham & Watkins (London) LLP 99 Bishopsgate London, EC2M 3XF United Kingdom Attn: David Stewart Email: ##################
If to the Rights Holder, to: Stephen Fitzpatrick ################## ################## Email: ##################	With a copy to (which shall not constitute notice): Milbank LLP 100 Liverpool Street | London EC2M 2AT Attn: Trevor K. Truman Email: ##################

(g)          Amendments and Waivers. Any term of this Agreement may be amended or waived only with the written consent of the Company and the Rights Holder. No failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

(h)          Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(i)          Entire Agreement. This Agreement, the Investment Agreement and the Articles (as in effect from time to time) constitute the full and entire understanding and agreement among the Parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the Parties is expressly canceled.

(j)          Counterparts; Facsimile. This Agreement may also be executed and delivered by facsimile signature or by email in portable document format in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature Page Follows]

Signed for and on behalf of
VERTICAL AEROSPACE LTD.
/s/ Michael Flewitt
Signature

By a director
Michael Flewitt
Name of signatory (print)

[SF Reserved Matters Letter Agreement – Signature Page]

Signed by
STEPHEN FITZPATRICK
/s/ Stephen Fitzpatrick
Signature

[SF Reserved Matters Letter Agreement – Signature Page]